August 21, 2017

VIA EDGAR

James E. O’Connor, Esq.

Tony Burak

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:             Harvest Capital Credit Corporation

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

(File No. 333-218821)

Dear Mr. O’Connor and Mr. Burak:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harvest Capital Credit Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on August 21, 2017 at 4:00 p.m., or as soon thereafter as practicable.

Harvest Capital Credit Corporation

By:	/s/ Richard P. Buckanavage
Richard P. Buckanavage
President and Chief Executive Officer